082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Date: 18 October 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Com[redacted]
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

07027668

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*14/10/07*	*1*
2.	*Holding(s) in Company*	*14/10/07*	*2*
3.	*Holding(s) in Company*	*16/10/07*	*3*
4.	*Immediate Report*	*16/10/07*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
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Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: October 14, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In view of reports published in the press on Friday, 12th October, 2007, according to which Bank Hapoalim B.M. (hereinafter: "the Bank") is conducting negotiations regarding the acquisition of a bank in Greece, and at the request of the Securities Authority, the Bank is pleased to advise as follows:

As part of the global development policy of the Bank, the Bank examines investment possibilities in various countries, including Greece.

Such examinations involve meetings with banks in various countries, with controlling parties of such banks and with investment banks with an intimate knowledge of the banking system in such countries.

Meetings for the purpose of making preliminary examinations such as these were held also in Greece.

The preliminary examinations that were made did not ripen into negotiations with any particular Greek bank, or with its owners, regarding the acquisition thereof by the Bank.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Alberto Garfunkel	**Yoram Weissbrem**
Senior Deputy Managing Director	Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 2

Transmission date: 14/10/2007
Reference: 2007-01-413995

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *12/10/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,437,626	7.49	7.49	7.40	7.40

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,791,326*
Change in Quantity of Securities: *-353,700*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,904,310 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

Bank Hapoalim B.M.
Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 3

Transmission date: 16/10/2007
Reference: 2007-01-417286

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on *14/10/2007* a change occurred in the register of shareholders of the Corporation, as a result of

Transfer

1
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number : *510356603*
Details of the Change: *Transfer of 2,800 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *Savion Tal*
Category of Identity Number: *Number of Identity Document*
Identity Number: *38506499*
Details of the Change: *Withdrawal of 2,800 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: _________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ___________

- Attached hereto is a file with the particulars of the shareholders: 141007_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *14/10/2007 12:00 p.m.*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 14 October 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings
Nominee Company of Bank Hapoalim B.M.	929,551,957	73.7320
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.	255,354,390	20.2547
Total	255,354,390	20.2547
B. Free Shares		
Arison Holdings (1998) Ltd.	73,330	0.0058
Israel Salt Industries Ltd.	75,664,441	6.0017
Total	75,737,771	6.0075
Savion Tal	35,800	0.0028
Tzitzian Avraham	31,680	0.0025
Don Maxwell	2,450	0.0002
Vardi Rachel	780	0.0001
Agmon Eliyahu	700	0.0001
Barkner Albert	603	0.0000
Kikov Esther	568	0.0000
Levi Victoria	544	0.0000
Geva Ariyeh	100	0.0000
Pentzer Nathan	75	0.0000
Zachs Eran	40	0.0000
Newman David	10	0.0000
Yehuda Bar Lev	10	0.0000
Aaron Elias	10	0.0000
Kelev Victoria	5	0.0000
AMM G. Investments & Financials Ltd.	2	0.0000
Livnat Raz	1	0.0000
Zektzer Ram	1	0.0000
Kramer Moshe	1	0.0000
Erez Tal	1	0.0000
Feldman Avi	1	0.0000
	1,260,717,500	100.0000

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: October 16, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise that Mr. Shy Talmon, Deputy CEO of the Bank, a member of the Board of Management and Head of Corporate Banking, on 16th October, 2007 in the hours of the afternoon, informed the Chairman of the Board of Directors and the CEO of the Bank of his intention to relinquish his office at the Bank in the near future.

The date of his departure will be coordinated between Mr. Shy Talmon and the CEO of the Bank.

Yours faithfully,
Bank Hapoalim B.M.

(-) (-)

Zvi Ziv
CEO of the Bank

Sharona Tamir, Adv.
Deputy Secretary of the Bank

END